(714) 668-6210
johndellagrotta@paulhastings.com

August 9, 2005	39583.00010
VIA EDGAR AND FACSIMILE
Russell Mancuso, Esq.
Jay Mumford, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	DDi Corp. Registration Statement on Form S-3, File No. 333-125345 Annual Report on Form 10-K for the year ended December 31, 2004
Dear Messrs. Mancuso and Mumford:
On behalf of our client, DDi Corp. (the “Company”), we are responding to the further questions you have raised with respect to our response dated June 28, 2005 (the “Original Response Letter”), as supplemented by the letter from the Company dated July 22, 2005 (the “Supplemental Response Letter”), to the comments conveyed by the staff (the “Staff”) of the U.S. Securities and Exchange Commission in the Staff comment letters, dated June 14, 2005 and July 14, 2005. Defined terms in this letter shall have the same meaning as in the Original Response Letter.
The factual background is set forth in the Original Response Letter and the Supplemental Response Letter. For purposes of this letter, we have relied upon representations of the Company with respect to the facts. We understand that the Company has based its understanding of the facts upon discussions with the administrators of DDi Europe, the eXception Group and the Bank of Scotland (“BOS”) and/or their advisors. We have reviewed that certain amended and restated facilities agreement by and among MCM Electronics Limited (subsequently called DDi Europe Limited) and the Governor and Company of the Bank of Scotland dated as of May 27, 1999 (the “DDi Europe Credit Agreement”) and applicable English law and received the analysis by practitioners in this firm licensed to practice English law.
For the reasons described below, we are of the opinion that the Company is eligible to use Form S-3 because there was no payment default under the express terms of the DDi Europe Credit Agreement and English law.
The DDi Europe Credit Agreement provides that an event of default for non-payment occurs if the borrower fails to make a payment within three days of the due date for such payment. In this case, BOS made demand for payment on February 8, 2005 (the “BOS February 8, 2005 Demand”). At the time

Mr. Russell Mancuso
Mr. Jay Mumford
August 9, 2005

of the demand by BOS, DDi Europe was current on its debt service, had never failed to make regular interest or principal payments in a timely fashion and was not in default under the DDi Europe Credit Agreement. Under the terms of the DDi Europe Credit Agreement, a payment default would not occur until February 11, 2005. However, within 24 hours of the demand, administrators were appointed for DDi Europe. The administrators were appointed on February 9, 2005, and on the same day sold DDi Technologies Limited, DDi Tewkesbury Limited and DDi International, each operating subsidiaries of DDi Europe, to the eXception Group. The administrators applied the proceeds from the sale of certain of DDi Europe’s subsidiaries to the outstanding indebtedness of DDi Europe and its subsidiaries under the DDi Europe Credit Agreement, which totaled £21.5 million, (approximately U.S. $39.8 million), leaving approximately £1.4 million (approximately U.S. $2.6 million) outstanding under the DDi Europe Credit Agreement. After the completion of the liquidation of DDi Europe’s remaining assets pursuant to the CVA (as defined below), to the extent that the net proceeds of such assets is less than £1.4 million, it is the Company’s understanding that the eXception Group will pay any BOS deficiency that may be owed.
Under applicable English law, a court would not find a payment default under the DDi Europe Credit Agreement because of the implementation of a consensual creditors’ voluntary arrangement (“CVA”) within the 3-day payment period which resulted in the sale of DDi Europe’s subsidiaries, and a significant reduction in the outstanding amount owed to BOS, in addition to the undertaking by the eXception Group to satisfy any deficiency. This CVA could not have been implemented without BOS’s express agreement and consent. Moreover, it is the Company’s understanding that BOS, the administrators and the eXception Group expressly agreed that any shortfall would be paid by the eXception Group. Accordingly, as for any shortfall owed to BOS, it is equally likely that an English court would find that because the terms of the CVA were negotiated before the three day payment period expired, there was no payment default as to any remaining amounts due to BOS.
English case law supports this conclusion. In UBS AG ( As successor to Swiss Bank Corporation) v. OMNI Holding AG (In liquidation) (1999), the court considered whether under the terms of an option agreement, the defendant was obligated to pay the full amount due at the date of default or whether the defendant was entitled to credit for recoveries made by the claimant after the date of default which substantially reduced the amount of the claimant’s loss. The court held that if between the time the payment was due and the time it was paid, part of it had been paid off or similarly reduced, only the

Mr. Russell Mancuso
Mr. Jay Mumford
August 9, 2005

balance could be due. In other words, under English law, a court will offset the amount of a an obligor’s obligations to the extent the obligations are satisfied.
Applying the principle in UBS AG to the Company’s facts, the proceeds of the sale of DDi Europe’s subsidiaries pursuant to the CVA were used to offset DDi Europe’s indebtedness within the 3 day grace period under the DDi Europe Credit Agreement (i.e., before the amount became due under the terms of the DDi Europe Credit Agreement).
For the foregoing reasons, it is our opinion that there was no payment default under the express terms of the DDi Europe Credit Agreement and English law as a result of the BOS February 8, 2005 Demand.
We respectfully request that the Staff review the Company’s eligibility to use Form S-3 as expeditiously as possible so that the Company may commence the rights offering. The rights offering was approved by the Company’s stockholders at a meeting held on August 5, 2005. Please direct any questions or comments regarding the foregoing to the undersigned at (714) 668-6210.
Sincerely,
/S/ JOHN F. DELLA GROTTA
John F. Della Grotta
of Paul, Hastings, Janofsky & Walker LLP

cc:	Timothy J. Donnelly, Esq. Michael Chernick, Esq. Michael Zuppone, Esq. Jon Tyras, Esq.